Via Facsimile and U.S. Mail
Mail Stop 6010

July 17, 2006

Mr. Robert M. Thornton, Jr.
Chief Executive Officer
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlonta, GA 30339

Re: SunLink Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 16, 2005
File No. 001-12607

Dear Mr. Thornton:

We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief